Exhibit 4.6

DESCRIPTION OF PROGYNY, INC. SECURITIES
As of December 31, 2024, Progyny, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: our common stock, par value $0.0001 per share. When we use the words “we,” “us,” “our” or the “Company,” we are referring to Progyny, Inc.
The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, which we refer to as our “certificate of incorporation” and our second amended and restated bylaws, which we refer to as our “bylaws.” The certificate of incorporation and bylaws are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2024, of which this Exhibit 4.6 is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law for more information.
General

Our authorized capital stock consists of 1,100,000,000 shares, all with a par value of $0.0001 per share, consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “PGNY.”

Description of Common Stock

Voting rights. The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting for the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any redeemable convertible preferred stock we may issue may be entitled to elect.

Dividend rights. Subject to preferences that may be applicable to any then outstanding redeemable convertible preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Rights upon liquidation. In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any redeemable convertible preferred stock then outstanding.

Other rights. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of redeemable convertible preferred stock that we may designate and issue in the future.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our certificate of incorporation and bylaws provide for stockholder actions at a duly called meeting of stockholders, and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. Our certificate of incorporation further provides that our directors may be removed for cause only upon the vote of at least two-thirds of our outstanding shares of voting stock. Further, our certificate of incorporation requires the approval of our board of directors or the holders of at least two-thirds of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure, facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law, including: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the DGCL; (4) any action regarding our certificate of incorporation or our bylaws; (5) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.